Exhibit 99.23

Ari Sussman from Collective Mining to Present at the OTC

Markets Group Inc. Battery and Precious Metals Virtual

Investor Conference on May 3rd, 2023

Toronto, Ontario, May 1, 2023 – Collective Mining Ltd. (TSXV: CNL) (OTCQX: CNLMF) (“Collective” or the “Company”) will be presenting at the OTC Markets Group Inc. Battery and Precious Metals Virtual Investor Conference on Wednesday, May 3, 2023, at 10:00am ET.

Using the link below, investors can register and listen to the presentation, and take part in a question and answer session at the end. The presentation is expected to last 30 minutes.

DATE: May 3, 2023

TIME: 10:00am ET – 10:30am ET

LINK: https://bit.ly/44jNv83

An archived webcast will also be made available after the event.

Ari Sussman, Executive Chairman of Collective Mining will be presenting on the Apollo discovery at the Guayabales project in Colombia and will be focusing on the most recent drill results and outlining plans for the balance of 2023. The Apollo system is an outcropping, high-grade and bulk tonnage copper-silver-gold porphyry system. On April 25, 2023, the Company announced the discovery of a new subzone of high-grade mineralization beginning at surface with assay results yielding 104.8 metres @ 5.56 g/t gold equivalent including a 44.6 zone of oxide mineralization averaging 6.99 g/t gold equivalent. (see press release dated April 25, 2023 for AuEq calculation)

The Company’s Guayabales project is located in the mining-friendly department of Caldas, Colombia, in the heart of a long-established mining camp with ten fully permitted and operating mines located within three kilometres of the project. As a result, the Guayabales project is blessed with excellent infrastructure with roads and hydroelectric powerlines traversing the project and an abundant labour force located nearby in the townships of Supia and Marmato.

Three rigs continue to drill at Apollo with a fourth one expecting to be added by the end of Q2, 2023. Additional assay results are anticipated in the near term.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expand the overall dimensions of the system, which remains open in most directions and test newly generated targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.